N E W S R E L E A S E

July 14, 2014

Nevsun to Report Q2 Operational and Financial Results July 31, 2014

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (Nevsun or the Company) is pleased to announce it will report its financial and operational results on Thursday July 31, 2014, after market with a conference call to follow on Friday August 1, 2014, at 8AM Vancouver / 11AM Toronto, New York / 4PM London.

North America: 1 888-390- 0605 / +1 416-764-8609 / +1 778-383-7417
UK: 0800 028 6441 (toll free)
Other International: +1 416-764-8609 / +1 778-383-7417

The conference call will be available for replay until August 8, 2014, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 106146.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com